DORSEY
DORSEY & WHITNEY LLP

RECEIVED
2007 MAY 29 A 5:11

07023836

SUPPL

May 24, 2007

VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Re: Addax Petroleum Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35055)

Ladies and Gentlemen:

On behalf of our client, the Company, we hereby submit for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

- Press releases filed on Sedar on the below stated dates. There is no law mandating this filing, however, it is considered good corporate practice to file such documents.
  - May 22, 2007
  - May 24, 2007

B. Information filed by the Company with the Toronto Stock Exchange

None

C. Information which the Company has distributed to its security holders

None.

PROCESSED
MAY 31 2007
THOMSON
FINANCIAL

DORSEY & WHITNEY LLP • WWW.DORSEY.COM • T 416.367.7370 • F 416.367.7371
CANADA TRUST TOWER • BCE PLACE • 161 BAY STREET • SUITE 4310 • P.O. BOX 512 • TORONTO, ONTARIO, CANADA M5J 2S1
USA CANADA EUROPE ASIA

File No. 82-35055

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call Jodie Kaufman at (416) 367-7375.

Sincerely,

Jodie M. Kaufman

ADDAX PETROLEUM

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN

ADDAX PETROLEUM ANNOUNCES RESULTS OF EXPLORATION POTENTIAL STUDY

Unrisked prospective oil resources estimated to be 1,307 MMbbl, approximately 3.7 times the Corporation's Proved plus Probable reserves

Calgary, May 22, 2007 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX: AXC), today announces the results of a prospective oil and contingent gas resources report prepared by Netherland, Sewell & Associates Inc., independent oil and natural gas reservoir engineers ("NSAI" and the "NSAI Resources Report"), issued in connection with the Corporation's previously announced intended secondary listing on the London Stock Exchange. The NSAI Resource Report evaluates the Corporation's identified prospective oil resources and contingent gas resources. The NSAI Resource Report is contained within the UK listing prospectus which is available at www.addaxpetroleum.com.

As at December 31, 2006, NSAI estimates working interest best estimate unrisked gross prospective oil resources for the Corporation to be 1,307 MMbbl and the corresponding risked estimate to be 670 MMbbl. In addition, NSAI estimates working interest best estimate gross contingent gas resources for the Corporation's properties to be 1,583 Bcf. The prospective oil resources and contingent gas resources are in addition to the Corporation's proved, probable and possible reserves as reported by the Corporation on January 18, 2007.

CEO's Comment

Commenting today, Addax Petroleum's President and Chief Executive Officer, Jean Claude Gandur, said: "The independent assessment by NSAI of our prospective oil and contingent gas resources clearly demonstrates the upside potential of Addax Petroleum. We have built and continue to build a true E&P company that has a balance of both significant cash flow generating production and high impact exploration potential. We have also assembled the capabilities required, including a high quality exploration team, for us to develop and realize on the substantial upside identified in the NSAI Resource Report."

The NSAI Resources Report was prepared for the Corporation at the direction of Addax Petroleum's Technical and Reserves Committee, using assumptions and methodology guidelines outlined in the Canadian Oil and Gas Evaluation Handbook ("COGEH") and in accordance with National Instrument 51-101. In this context, the prospective oil resources are defined as those quantities of oil estimated to be contained in accumulations yet to be discovered while the contingent gas resources are defined as those quantities of gas estimated to be potentially recoverable from known accumulations but are not currently economic. All prospective oil resource estimates referred to in this press release denote, if discovered, recoverable quantities reported as the most likely or best estimates and limited to the

Corporation's working interest after giving effect to government back-in rights, where applicable. All contingent gas resource estimates referred to in this press release relate to the Corporation's working interest in its producing Nigeria license areas and denote discovered recoverable quantities prior to giving effect to government back-in rights, if any.

Selected Prospective Oil Resources Highlights

In undertaking its assessment of prospective oil resources, NSAI relied upon the prospect, lead and work-in-progress inventory developed by Addax Petroleum as at December 31, 2006. At that time, the Corporation's prospect and lead inventory was more developed in some license areas and less so in others. The Corporation considers its exploration prospect inventory to be well developed for its shallow water and onshore Nigeria license areas, to be partially developed for its Cameroon and deepwater Gulf of Guinea license areas, to be predominantly undeveloped in its license areas in Gabon and yet to be developed the Kurdistan Region of Iraq. Development of a complete exploration prospect inventory for each license area includes the acquisition, processing, interpretation of seismic or geological mapping of prospects.

The following table summarises selected prospective oil resources information as at December 31, 2006:

	Area	Number of prospects reviewed	Overall Chance of Success	Best Estimate Prospective Oil Resources Unrisked	Best Estimate Prospective Oil Resources Risked
	acres		*%*	*MMbbl*	*MMbbl*
Shallow water and onshore Nigeria					
OML123	90,700	29	61%	179	110
OML124	74,100	2	44%	36	16
OML126	178,300	3	39%	94	37
OML137	209,800	4	36%	137	50
Okwok	9,000	--	--	--	--
Sub-total	***561,900***	***38***	***48%***	***446***	***214***
Shallow water Cameroon					
Ngosso	70,300	9	70%	37	26
Sub-total	***70,300***	***9***	***70%***	***37***	***26***
Deep Water Gulf of Guinea					
JDZ (2,3 & 4)	130,300	18	79%	286	225
OPL291, Nigeria	230,600	2	36%	456	164
Sub-total	***360,900***	***20***	***52%***	***742***	***389***
Gabon					
Onshore	317,200	3	35%	17	6
Offshore	973,300	12	55%	65	36
Sub-total	***1,290,500***	***15***	***51%***	***82***	***42***
Kurdistan Region of Iraq					
Taq Taq	105,800	--	--	--	--
Sub-total	***105,800***	--	--	--	--
Total	**2,389,400**	**82**	**51%**	**1,307**	**670**

Since December 31, 2006, Addax Petroleum has undertaken exploration activity on its OML123 and OML137 license areas, offshore Nigeria. On OML123, the Corporation successfully explored and appraised the Antan prospect, whereas on OML137, the Corporation is currently drilling the Ofrima North prospect and has encountered gas and oil zones.

Selected Contingent Gas Resource Highlights

In respect of contingent gas resources, the NSAI Resource Report is limited to the Corporation's producing license areas in the shallow water and onshore license areas in Nigeria. They are categorized as contingent because the commerciality of the gas resources and the Corporation's rights to produce the gas resources have yet to be established.

The following table summarises selected contingent gas resources information as at December 31, 2006, including associated gas liquids quantities:

	Contingent Gas Resources[1] *(Bcf)*	**Associated Gas Liquids**[2] *(MMbbl)*
OML123	974	14.7
OML124	362	22.7
OML126	69	0.0
Okwok	7	0.0
Total	**1,412**	**37.4**

[1] includes deductions for plant fuel and extraction of gas liquids
[2] includes LPG and C5+

The Corporation is presently in negotiation with Nigerian government authorities for the development of the contingent gas resources from the Corporation's license areas.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 116,000 bbl/d for the first quarter of 2007. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Important Information

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, exchange or transfer any securities of Addax Petroleum. The value of Addax Petroleum's common shares can go down as well as up and past performance cannot be relied on as a guide to future performance.

Legal Notice – Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth

thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

For additional information, please contact:

Mr. Patrick Spollen
Investor Relations
Tel. +41 (0) 22 702 95 47
patrick.spollen@addaxpetroleum.com

Mr. Craig Kelly
Investor Relations
Tel.: +41 (0) 22 702 95 68
craig.kelly@addaxpetroleum.com

Mr. Mac Penney
Press Relations
Tel.: +1 (416) 934 8011
mac.penney@cossette.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41 (0) 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

Attention Business Editors:

Addax Petroleum announces start of trading on the London Stock Exchange

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

This press release constitutes an advertisement within the meaning of the Prospectus Rules of the UK Financial Services Authority, is not a prospectus and has been prepared solely in connection with Admission (defined below). Investors should not acquire common shares of the Corporation (defined below) except on the basis of the information contained in the prospectus published by the Corporation in connection with Admission. Copies of the prospectus can be obtained from the Corporation at its registered office at 3400 First Canadian Centre, 350 - 7th Avenue S.W., Calgary, Alberta, Canada T2P 3N9.

One of the largest independent oil and gas companies listed in London

CALGARY, May 24 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX:AXC), an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East, announces that its common shares have today been admitted to the Official List of the UK Financial Services Authority and have commenced trading on the main market of the London Stock Exchange ("LSE") ("Admission") under the ticker symbol "AXC".

<<

- Addax Petroleum is one of the largest independent oil and gas companies listed in London when measured by market capitalization, production and reserves
- Market capitalization of approximately GBP 2.9 billion (CAN$6.3 billion)
- Q1 2007 average production of 116,000 barrels of oil per day (bbl/d)
- On track to deliver average production of 127,000 to 133,000 bbl/d for 2007
- 2P reserves of 354 million barrels (MMbbl) at December 31, 2006
- 3P reserves of 480 MMbbl and unrisked prospective resources of 1,307 MMbbl, both at December 31, 2006
- 2007 capital expenditure budget totaling $1.2 billion
- Assets in Nigeria, Gabon, Cameroon, Kurdistan Region of Iraq and the Nigeria-Sao Tome and Principe Joint Development Zone

>>

Commenting today, Addax Petroleum's President and Chief Executive Officer, Jean Claude Gandur, said: "I am very pleased that Addax Petroleum now trades on the main market in London. Our LSE listing will provide investors with an additional venue for trading the Corporation's shares and we believe that it will increase the Addax Petroleum's visibility and expand its investor

base. Although secondary-listed, Addax Petroleum's shares trade on the SETSmm platform, which we believe will enhance their liquidity in London.

Given the size the Corporation has achieved and the growth still to come, we felt that a secondary listing in London would be an excellent complement to our primary listing in Toronto. We believe the LSE offers strong financial markets and extensive knowledge and support of internationally focused exploration, development and production led strategies."

The primary listing for common shares of Addax Petroleum will continue to be the Toronto Stock Exchange where they currently trade. The Corporation is not issuing any new common shares in connection with Admission and the Corporation will continue to have 155,077,530 common shares of no par value outstanding upon Admission, each of which carries the right to one vote at every meeting of the Corporation's common shareholders. The Corporation does not hold any shares in treasury. Accordingly, in conformity with rule 5.6.1 of the UK Financial Services Authority's Disclosure and Transparency Rules (the "DTRs"), this figure (155,077,530) may be used by shareholders (and others with notification obligations under the DTRs) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Addax Petroleum under the DTRs.

Citi is the financial advisor, Freshfields Bruckhaus Deringer is the legal advisor and Pelham Public Relations is the public relations advisor to the Corporation in connection with Admission.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 116,000 bbl/d for the first quarter of 2007. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Important Information

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, exchange or transfer any securities of Addax Petroleum. The value of Addax Petroleum's common shares can go down as well as up and past performance cannot be relied on as a guide to future performance.

Legal Notice - Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be

accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

For further information: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Craig Kelly, Investor Relations, Tel.: +41 (0) 22 702 95 68, craig.kelly@addaxpetroleum.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Mr. James Henderson, Press Relations, Tel.: +44 (0) 20 7743 6673, james.henderson@pelhampr.com; Mr. Alisdair Haythornthwaite, Press Relations, Tel.: +44 (0) 20 7743 6676, alisdair.haythornthwaite@pelhampr.com

END